Exhibit 99.1

Scotiabank reports second quarter net income of $1.6 billion

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter April 30, 2013 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our Second Quarter 2013 Report to Shareholders and Supplementary Financial Information are available on the Investor Relations page of www.scotiabank.com.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Second quarter financial measures compared to the same period a year ago:

•	Earnings per share (diluted) of $1.23, compared to $1.15
•	Net income of $1,601 million, versus $1,460 million
•	Return on equity of 16.2%, compared to 18.6%
•	Productivity ratio of 53.6%, compared to 53.7% last year
•	Quarterly dividend of 60 cents per common share

TORONTO, May 28, 2013 /CNW/ - Scotiabank reported second quarter net income of $1,601 million compared with net income of $1,460 million in the same period last year. Year over year, net income grew 10%. Diluted earnings per share were $1.23, compared to $1.15 in the same period a year ago. Return on equity remained strong at 16.2%.

"We continue to have very strong results this quarter driven by very good revenue growth. Each business line made a solid contribution to these good results" said Rick Waugh, Scotiabank CEO. "Our diversification and straightforward business model have allowed us to take advantage of opportunities to grow. Our diverse team working together across our broad-based business provides seamless and complete solutions to our customers, which contributed to the solid results in the first half of this year."

"Canadian Banking had a very good second quarter, with net income of $547 million. There was strong asset growth across most businesses, as well as a solid contribution from ING. Our retail credit portfolios also continue to perform well.

"International Banking reported another solid quarter with net income of $471 million. Our well diversified platform continues to deliver positive results. Strong retail and commercial loan and deposit growth in Latin America balanced the more modest growth in the Caribbean. In Asia, we also saw a healthy contribution from our investment in Thanachart Bank in Thailand. Provisions for credit losses remain within expectations and have risen in line with growth and changes in product mix, primarily in Latin America.

"With net income of $335 million, Global Wealth Management had a very strong second quarter. Operating revenues were in excess of $1 billion for the first time and ScotiaFunds mutual fund sales were a record high. There were very good results from our international operations with strong growth across our wealth and insurance businesses. This quarter we also acquired 50% of AFP Horizonte, a pension fund management business in Peru which will provide greater scale to our existing pension fund management business in Peru.

"Global Banking and Markets had a solid quarter with net income of $361 million. There were good contributions from the lending and most capital markets businesses despite overall lower market activity and some market-driven challenges in commodities. Results also benefitted from higher new issue revenues and strong brokerage commissions.

"The Bank continues to maintain strong, high quality capital levels. The Bank's Common Equity Tier 1 capital ratio, on an all-in basis, was 8.6%, well above the 7% minimum.

With strong results in the first six months of this year and the continued execution of our focused strategy, we are well-positioned to successfully achieve our goals for 2013."

YEAR-TO-DATE PERFORMANCE versus key 2013 financial and operational objectives was as follows:

TARGET #1:  Earn a return on equity (ROE)(1) of 15 to 18%. For the six months Scotiabank earned an ROE of 16.4%.
TARGET #2:  Generate growth in earnings per common share (diluted) of 5 to 10%(2). Our year-to-date growth in earnings per share was 9%(2).
TARGET #3:  Maintain a productivity ratio(1) of less than 56%. Scotiabank's ratio was 53.5% for the six months.
TARGET #4:   Maintain strong capital ratios. Scotiabank's capital ratios remains strong by both Canadian and international standards.

(1)  Refer below for a discussion of non-GAAP measures.
(2)  Excluding $708 million or 61 cents per share relating to real estate gains in 2012 of which $94 million or 8 cents related to the first quarter.

Financial Highlights

	As at and for the three months ended			For the six months ended

(Unaudited)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012

Operating results ($ millions)
Net interest income	2,784	2,771	2,481	5,555	4,856
Net interest income (TEB(1))	2,787	2,775	2,484	5,562	4,864
Non-interest revenue	2,438	2,411	2,223	4,849	4,469
Non-interest revenue (TEB(1))	2,517	2,481	2,289	4,998	4,598
Total revenue	5,222	5,182	4,704	10,404	9,325
Total revenue (TEB(1))	5,304	5,256	4,773	10,560	9,462
Provision for credit losses	343	310	264	653	529
Operating expenses	2,841	2,813	2,565	5,654	5,072
Provision for income taxes	437	434	415	871	828
Provision for income taxes (TEB(1))	519	508	484	1,027	965
Net income	1,601	1,625	1,460	3,226	2,896
Net income attributable to common shareholders	1,479	1,504	1,336	2,983	2,679
Operating performance
Basic earnings per share ($)	1.24	1.27	1.18	2.51	2.41
Diluted earnings per share ($)	1.23	1.25	1.15	2.48	2.36
Adjusted diluted earnings per share(1)(2) ($)	1.24	1.27	1.16	2.51	2.38
Return on equity(1) (%)	16.2	16.6	18.6	16.4	19.1
Productivity ratio (%) (TEB(1))	53.6	53.5	53.7	53.5	53.6
Core banking margin (%) (TEB(1))	2.31	2.30	2.37	2.30	2.31
Financial position information ($ millions)
Cash and deposits with financial institutions(3)	55,157	53,120	59,298
Trading assets	104,266	104,493	94,214
Loans(3)	394,673	388,610	336,293
Total assets	754,156	736,361	659,690
Deposits(3)	517,896	512,561	460,902
Common equity	38,012	36,768	30,566
Preferred shares	4,384	4,384	4,384
Assets under administration(1)	362,622	352,073	318,201
Assets under management(1)	135,156	130,576	108,661
Capital measures(4)
Common Equity Tier 1 ratio (%)	8.6	8.2	N/A
Tier 1 capital ratio (%)	10.7	10.3	12.2
Total capital ratio (%)	13.6	13.5	14.0
Tangible common equity to risk-weighted assets(1) (%)	10.4	10.1	9.4
Assets-to-capital multiple	17.5	17.3	17.5
Risk-weighted assets ($ millions)	280,747	280,061	252,862
Credit quality
Net impaired loans ($ millions)(5)	1,788	1,902	2,021
Allowance for credit losses ($ millions)	3,212	3,097	2,713
Net impaired loans as a % of loans and acceptances(5)	0.44	0.48	0.57
Provisions for credit losses as a % of average loans and acceptances (annualized)(3)	0.35	0.32	0.31	0.33	0.32
Common share information
Share price ($) (TSX)
High	61.84	59.20	57.18	61.84	57.18
Low	56.33	52.30	50.22	52.30	47.54
Close	58.09	58.65	54.80
Shares outstanding (millions)
Average - Basic	1,193	1,186	1,134	1,189	1,112
Average - Diluted	1,213	1,204	1,168	1,208	1,147
End of period	1,198	1,192	1,141
Dividends per share ($)	0.60	0.57	0.55	1.17	1.07
Dividend yield(6) (%)	4.1	4.1	4.1	4.1	4.1
Market capitalization ($ millions) (TSX)	69,602	69,896	62,545
Book value per common share ($)	31.73	30.85	26.78
Market value to book value multiple	1.8	1.9	2.0
Price to earnings multiple (trailing 4 quarters)	10.7	11.0	12.1
Other information
Employees	83,894	82,618	80,932
Branches and offices	3,408	3,392	3,115

(1)	Refer below for a discussion of non-GAAP measures.
(2)	Prior period amounts have been restated to reflect the current period definition. Refer below for the definition.
(3)	Prior period amounts and related ratios have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (Refer to Note 3 in the condensed interim consolidated financial statements).
(4)	Effective November 1, 2012, regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (Refer to page 19 in the MD&A). Comparative amounts for prior periods were determined in accordance with Basel II rules and have not been restated.
(5)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(6)	Based on the average of the high and low common share price for the period.

Forward-looking statements

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as "believe", "expect", "anticipate", "intent", "estimate", "plan", "may increase", "may fluctuate", and similar expressions of future or conditional verbs, such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 55 of the Bank's 2012 Annual Report.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

The "Outlook" sections in this document are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Notable Business Highlights

Recent initiatives

•	Completed the acquisition of 50% of BBVA's pension fund management business, AFP Horizonte, in Peru. AFP Horizonte is the third largest pension fund manager in Peru and serves 1.4 million customers in 17 branches across the country.
•	Scotiabank and Bank of Beijing received regulatory approval to operate a fund management joint venture, named Bank of Beijing Scotiabank Asset Management Co., Ltd. This is the first fund management license issued in China under a new round of pilot programs allowing commercial banks to set up fund management companies.
•	On March 14 Scotiabank released its 2012 Corporate Social Responsibility (CSR) Report with a focus on the impacts of the Bank's CSR initiatives across governance, social and economic spheres.

Recognized for success

•	Scotiabank was recognized by the Great Place to Work Institute as one of the Best Workplaces in the Caribbean and Central America and Canada. Scotiabank was also named Best Workplace in Costa Rica, Dominican Republic, El Salvador, Panama and Puerto Rico. These are in addition to our previous recognitions in both Mexico and Peru.
•	Scotiabank's Vice President of Economics and Commodity Market Specialist, Patricia Mohr, has received the 2012 Metal Bulletin Apex award for the top gold and overall precious metals price forecasts.
•	Scotia Casa de Bolsa (Scotiabank Brokerage house) was recognized as the best brokerage house in Mexico by "El Inversionista" (The Investor), a premier magazine that specializes in investments.
•	Scotiabank has been honoured with 5 Visa Service Quality Performance Awards for 2012. Three of the awards are specifically for Global Transaction Banking Commercial Card business and were awarded for the quality of the cardholder experience in the day-to-day use of our products.

Serving our customers

•	Launched the Scotiabank Momentum for Business VISA card offering Scotiabank Small Business customers with market-leading features such as 3% cash back on key business purchases and extended 25 day grace period - a great financial solution for many small business owners.
•	Scotiabank Mexico announced an alliance with Cardtronics for 500 Automated Teller Machines (ATMs). The ATMs are mainly located in convenience stores throughout the country and with direct access to the Scotiabank ATM network.
•	The Bank launched Premium Banking in Chile, Peru, Barbados, Trinidad and Jamaica. This offer includes dedicated sales and service officers, a premium product offering and other privileges.
•	Scotiabank acted as Exclusive Financial Advisor to Vale S.A. on its sale of gold streams to Silver Wheaton Corp., for initial cash payment of US$1.9 billion plus 10 million warrants of Silver Wheaton, valued at US$100 million.

Scotiabank's Bright Future program in action

•	Scotiabank made a donation to Dalhousie's Rowe School of Business to support the Scotiabank Ethical Leadership Initiative, which is aimed at engaging business students and the Canadian business community in shaping ethical business leadership.
•	Scotiabank made a donation to the Caribbean-SickKids Paediatric Cancer and Blood Disorders Project, which will help fund the project's telemedicine program allowing physicians in Barbados, Jamaica, St. Lucia, St. Vincent and the Grenadines, Trinidad and Tobago, and Bahamas to connect with leading medical experts from around the world.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with International Financial Reporting Standards (IFRS), are not defined by IFRS and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)
AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank's statement of financial position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution; securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)
AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank's consolidated statement of financial position. Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.

Adjusted diluted earnings per share
The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software).

Economic equity and return on economic equity
For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. In the first quarter of 2013 the economic equity methodology was updated to include new models and assumptions. The changes have been applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Core banking margin (TEB)
This ratio represents net interest income (on a taxable equivalent basis) on average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking and Markets. This is consistent with the classification of net interest from trading operations in revenues from trading operations recorded in other operating income.

Operating leverage (TEB)
The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders' equity. The Bank calculates its return on equity using average common shareholders' equity.

Tangible common equity to risk-weighted assets
Tangible common equity to risk-weighted assets is an alternative financial measure for assessing the quality of capital. Tangible common equity is total common equity plus non-controlling interests in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets. In prior years, risk-weighted assets were comprised of Basel II risk-weighted assets adjusted for intangible assets deducted from tangible common equity. For 2013, the tangible common equity ratio includes Basel III risk-weighted assets, adjusted to include amounts recognized as regulatory deductions at 100% risk weight.

Regulatory capital ratios, such as Common Equity Tier 1, Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada.

Taxable equivalent basis
The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's methodology. For purposes of segmented reporting, a segment's revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

	For the three months ended			For the six months ended
TEB Gross up ($ millions)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Net interest income	$3	$4	$3	$7	$8
Other operating income	79	70	66	149	129
Total revenue and provision for taxes	$82	$74	$69	$156	$137

Group Financial Performance

Financial results

Scotiabank's net income for the second quarter was $1,601 million, compared with $1,460 million for the same period last year and $1,625 million last quarter.

Diluted earnings per share were $1.23 up 7% from $1.15 in the same period a year ago but down 2 cents per share from $1.25 in the first quarter.

Return on equity remained strong at 16.2%, compared to 18.6% last year and 16.6% last quarter.

Impact of foreign currency translation
The table below reflects the impact of foreign currency translation on the year-over-year, quarter-over-quarter and year-to-date over year-to-date change in key income statement items. The impact of foreign currency translation was not significant when comparing the year-over-year impact for both quarterly and year-to-date results.

($ millions)	For the three months ended			For the six months ended
	Apr. 30, 2013 vs. Apr. 30, 2012	Apr. 30, 2013 vs. Jan. 31, 2013		Apr. 30, 2013 vs. Apr. 30, 2012
U.S./Canadian dollar exchange rate (average)
April 30, 2013	$0.983		$0.983	$0.995
January 31, 2013			$1.007
April 30, 2012	$1.006	$		$0.992
% change	-2.3%		-2.4%	0.3%
Impact on income:
Net interest income	$33		$36	$17
Net fee and commission revenues	15		17	8
Other operating income(1)	(17)		(9)	(27)
Operating expenses	(27)		(29)	(19)
Other items (net of tax)	(4)		(7)	-
Net income	$-		$8	$(21)
Impact by business line:
Canadian Banking	$1		$2	$-
International Banking(1)	(1)		9	(8)
Global Wealth Management	2		3	(1)
Global Banking and Markets	10		7	1
Other(1)	$(12)		$(13)	$(13)

(1)	Includes the impact of foreign currency hedges.

Q2 2013 vs Q2 2012

Net income
Scotiabank's net income was $1,601 million in the second quarter, an increase of $141 million or 10% from the same period a year ago. Recent acquisitions contributed $61 million to the year-over-year growth. The remaining increase was from higher net interest income, growth in transaction-based fees and wealth management revenues and increased net gains on investment securities. The growth was partly offset by lower trading revenues, increased operating expenses and higher provisions for credit losses.

Total revenue
Total revenue (on a taxable equivalent basis) of $5,304 million was up $531 million or 11% from the same quarter last year. Acquisitions accounted for $202 million. The remaining increase was attributable to higher net interest income from asset growth, increased banking fees, stronger wealth management and insurance revenues and higher net gains on investment securities. Partly offsetting the increases were lower trading revenues.

Net interest income
Net interest income (on a taxable equivalent basis) was $2,787 million, $303 million or 12% higher than the same quarter last year. This was attributable to the acquisition of ING Bank of Canada (ING DIRECT) and growth in assets, primarily Canadian residential mortgages, retail and commercial loans in International Banking and corporate loans. These increases were partly offset by a lower margin.

The core banking margin was 2.31%, down from 2.37% last year. The decrease in the margin was due mainly to lower spreads from the acquisition of ING DIRECT.

Net fee and commission revenues
Net fee and commission revenues of $1,736 million were up $159 million or 10% from the same period last year. The growth was partly attributable to recent acquisitions, as well as increases in credit and commercial banking fees, non-trading foreign exchange revenues and underwriting fees. There were also stronger wealth management revenues in brokerage fees and mutual funds, from growth in assets under management and assets under administration.

Other operating income
Other operating income (on a taxable equivalent basis) was $781 million, up $69 million or 10% from last year's $712 million. This increase reflected higher net gains on investment securities, stronger insurance income and growth in revenues from associated corporations. Trading revenues were down slightly year over year as higher revenues in the fixed income business were more than offset by weaker results in the precious metals and commodities businesses.

Provision for credit losses
The provision for credit losses was $343 million this quarter, up $79 million from the same period last year. The year-over-year increase was due to higher provisions across all business lines, with the largest increases in International retail banking and Canadian commercial banking, where the Bank provided for one large account.

Operating expenses and productivity
Operating expenses were $2,841 million, up $276 million or 11% from the same quarter last year, $114 million of which arose from acquisitions. The remaining growth was across most operating expense categories to support planned revenue initiatives and increasing regulatory costs. The largest increases were in compensation-related expenses, which rose due to annual merit increases, higher staffing levels, and increased stock-based and performance-based compensation. Premises costs were also up due mainly to the sale of Scotia Plaza last year. As well there were higher technology and marketing costs to support business growth and regulatory requirements, partly offset by business-related tax recoveries related to prior years.

The productivity ratio was 53.6%, in line with 53.7% in the same quarter last year.

Taxes
The effective tax rate of 21.5% was down from 22.2% in the same quarter last year, due mainly to higher income in lower tax jurisdictions and higher tax-exempt dividend income in the current quarter.

Q2 2013 vs Q1 2013

Net income
Net income was $1,601 million, down $24 million, or 1% compared to the first quarter. Growth in fee and commission revenues and higher net gains on investment securities were more than offset by lower trading revenues, increases in provisions for credit losses, and the impact of a shorter quarter.

Total revenue
Total revenue (on a taxable equivalent basis) was $5,304 million, up $48 million or 1% quarter over quarter. This increase was due mainly to growth in wealth management revenues, increased underwriting and foreign exchange fees and higher net gains on investment securities. The full quarter impact of the acquisition of ING DIRECT and the positive impact of foreign currency translation also contributed to the higher total revenue. These increases were mostly offset by lower trading revenues and a reduced contribution from associated corporations.

Net interest income
Net interest income (on a taxable equivalent basis) of $2,787 million, was up marginally from $2,775 million in the previous quarter. This increase was attributable to the impact of recent acquisitions and asset growth, primarily in residential mortgages. These increases were partly offset by the impact of three fewer days in the quarter.

The core banking margin was relatively unchanged at 2.31%.

Net fee and commission revenues
Net fee and commission revenues of $1,736 million rose $75 million or 5% quarter over quarter, of which $23 million related to acquisitions. The remaining growth was due primarily to higher wealth management revenues from growth in assets under management, assets under administration and improved market conditions. Underwriting and foreign exchange fees were also higher quarter-over-quarter.

Other operating income
Other operating income (on a taxable equivalent basis) fell by $39 million or 5% to $781 million. The decline was due primarily to lower trading results in the fixed income, precious metals and commodities businesses due to challenging market conditions. Net income from associated corporations was also down due primarily to a lower contribution from an associated corporation in Venezuela as a result of lower earnings and the impact of currency devaluation. These decreases were partially offset by higher net gains on investment securities.

Provision for credit losses
The provision for credit losses was $343 million this quarter, up $33 million from the prior quarter. The quarter-over-quarter increase was due primarily to higher provisions in Canadian commercial banking and International retail banking.

Operating expenses and productivity
Operating expenses of $2,841 million were $28 million or 1% higher quarter-over-quarter, but were flat excluding the negative impact of foreign currency translation. Recent acquisitions contributed $47 million to the growth. Excluding acquisitions, operating expenses were marginally lower compared to last quarter, due mainly to lower stock-based compensation as a result of the seasonally higher amounts in the prior quarter. This quarter, the Bank also benefitted from business-related tax recoveries related to prior years. Partially offsetting these reductions were higher premises, advertising and professional expenses.

The productivity ratio was 53.6%, compared to 53.5% in the previous quarter.

Taxes
The effective tax rate this quarter increased to 21.5% from 21.1% in the prior quarter due primarily to lower foreign tax recoveries, partially offset by higher tax-exempt dividend income in the current quarter.

Year-to-date Q2 2013 vs Year-to-date Q2 2012

Net income
Net income was $3,226 million, an increase of $330 million or 11% compared to the same period last year, which included an after-tax real estate gain of $94 million. Excluding this gain, net income was up $424 million or 15%. Recent acquisitions contributed approximately 43% of this growth. The remaining increase was attributable to higher net interest income, growth in wealth management and transaction-based banking revenues, stronger contributions from associated corporations and higher net gains on investment securities. These items were partly offset by an increase in operating expenses and provisions for credit losses.

Total revenue
For the six month period, total revenue (on a taxable equivalent basis) of $10,560 million was $1,098 million or 11% higher than the same period last year. Last year's results included a real estate gain of $111 million. Acquisitions accounted for $605 million of the year-over-year growth. The remaining increase was due mainly to strong net interest income from asset growth, higher banking and wealth management revenues, and increased contributions from associated corporations. There were also higher net gains on investment securities and stronger insurance income.

Net interest income
Net interest income (on a taxable equivalent basis) was $5,562 million for the six month period, up $698 million or 14% from the previous period. This was attributable to diversified loan growth in International Banking, higher residential mortgages and consumer auto loans in Canadian Banking and increases in corporate loans.

The year-to-date core banking margin was 2.30%, down slightly from 2.31% for the same period last year.

Net fee and commission revenues
Compared to the same period last year, net fee and commission revenues of $3,397 million were up $320 million or 10%. The growth was attributable primarily to higher transaction-based banking fees from both acquisitions and existing businesses. In addition, there was strong growth in wealth management revenues from increases in assets under management and assets under administration, improved market conditions and recent acquisitions.

Other operating income
Other operating income (on a taxable equivalent basis) increased by $80 million or 5% to $1,601 million. Last year included a real estate gain of $111 million. Excluding this gain, other operating income was up $191 million or 14%. This year-over-year increase was due mainly to increased income from associated corporations, higher gains on investment securities and growth in insurance underwriting revenues due to growth in premium income.

Provision for credit losses
For the six month period, total provisions for credit losses were $653 million, up $124 million from $529 million during the same period last year. Higher provisions in International Banking accounted for the majority of the increase with a portion due to new acquisitions.

Operating expenses and productivity
Operating expenses were $5,654 million, $582 million or 11% higher than last year. Recent acquisitions accounted for $298 million of the growth. The remaining increase of $284 million or 5% was due mainly to a rise in compensation-related expenses from increased staffing levels, annual merit increases and higher performance-based compensation. Pension and benefits expenses were also up, mostly reflecting the impact of the continued low interest rate environment. There were also higher premises costs due mainly to the sale of Scotia Plaza last year. The remaining growth across the other operating expense categories was primarily to support ongoing revenue and regulatory initiatives.

The productivity ratio was 53.5%, in line with 53.6% for the same period last year. Operating leverage year over year was positive 0.1%. However, adjusting for the real estate gain in the first quarter of last year, the operating leverage was positive 1.5%.

Taxes
The effective tax rate for the first six months was 21.3%, down from 22.2% in the same period last year. The decrease in the effective tax rate was due primarily to higher foreign tax recoveries, lower deferred tax adjustments and increased tax-exempt dividend income in the current year.

Financial position

The Bank's total assets at April 30, 2013 were $754 billion, up $86 billion or 13% from October 31, 2012, including approximately $41 billion related to the acquisition of ING DIRECT. The impact of foreign currency translation was not significant.

Cash and deposits with financial institutions grew by $8 billion, due mainly to increases in interest bearing deposits with central banks. Precious metals decreased $4 billion due to lower prices and inventory. Securities purchased under resale agreements and securities borrowed increased by $19 billion.

Trading assets increased $17 billion from October 31, 2012. Trading securities rose $19 billion from higher holdings of Canadian and U.S. government debt and common equities. Trading loans decreased $2 billion due mainly to a reduction in precious metals trading and lending activities.

Investment securities grew by $2 billion due mainly to increased holdings of Canadian government debt from the acquisition of ING DIRECT. As at April 30, 2013, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $1,074 million, an increase of $183 million from October 31, 2012. The change was due mainly to increases in the values of common equities.

Loans increased $42 billion or 12% from October 31, 2012. Residential mortgages increased $32 billion mainly from the acquisition of ING DIRECT. Personal and credit card loans rose $3 billion due mainly to growth in Canada and Mexico. Business and government loans were up $7 billion due primarily to growth in Latin America and Asia, as well as in Canada due mainly to the acquisition of ING DIRECT.

Total liabilities were $710 billion as at April 30, 2013, up $83 billion or 13% from October 31, 2012, including $38 billion from ING DIRECT.

Total deposits increased by $54 billion. Personal deposits grew by $31 billion primarily from the acquisition of ING DIRECT. Business and government deposits increased $22 billion from both the ING DIRECT acquisition as well as growth in the U.S. Deposits by financial institutions increased $1 billion in Asia.

Obligations related to securities sold under repurchase agreements and securities lent as well as obligations related to securities sold short grew by $24 billion and $6 billion, respectively. Derivative instrument liabilities decreased $2 billion.

Total equity increased $2,828 million from October 31, 2012. This increase was driven by internal capital generation of $1,588 million and the issuance of common shares of $765 million, comprised of $99 million for the purchase of Colfondos in Colombia and $666 million through the Dividend Reinvestment Plan and the exercise of options.

Accumulated other comprehensive income increased $382 million due mainly to higher unrealized gains on available-for-sale securities and reduced unrealized foreign exchange losses on the Bank's investments in its foreign operations.

Non-controlling interests in subsidiaries increased $100 million due mainly to current period net income attributable to non-controlling interests, net of dividends paid, and the acquisition of Colfondos. Non-controlling interests for capital instrument equity holders decreased $32 million due mainly to distributions to noteholders.

Capital ratios

The Bank's various regulatory capital amounts consist of the following:

	As at
	April 30 2013	January 31 2013	October 31 2012
($ millions)	Basel III All-in	Basel III All-in	Basel II
Common Equity Tier 1 capital	$24,013	$23,014	$ n/a
Tier 1 capital	29,961	28,960	34,436
Total regulatory capital	38,204	37,818	42,193
Total risk-weighted assets	280,747	280,061	253,309
Capital ratios:
Common Equity Tier 1 capital	8.6%	8.2%	n/a
Tier 1 capital ratio	10.7%	10.3%	13.6%
Total capital ratio	13.6%	13.5%	16.7%
Assets-to-capital multiple	17.5x	17.3x	15.0x

The Bank continues to maintain a strong capital position. As at April 30, 2013 the CET1, Tier 1 and Total Capital ratios under Basel III all-in were 8.6%, 10.7% and 13.6% (January 31, 2013 - 8.2%, 10.3% and 13.5%), respectively, well above minimum requirements. As at October 31, 2012, the Basel II Tier 1 and Total Capital ratios were 13.6% and 16.7%, respectively.

Business Segment Review
Scotiabank's results, average assets, allocated by these operating segments are as follows:

	For the three months ended April 30, 2013
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,352	$1,248	$123	$212	$(151)	$2,784
Net fee and commission revenues	369	342	738	337	(50)	1,736
Net income from investments in associated corporations	-	127	54	-	(45)	136
Other operating income	25	131	99	352	(41)	566
Provision for credit losses	136	194	1	12	-	343
Operating expenses	869	1,029	591	396	(44)	2,841
Provision for income taxes	194	154	87	132	(130)	437
Net income	$547	$471	$335	$361	$(113)	$1,601
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	-	52	9	-	-	61
Capital instrument equity holders	-	-	-	-	6	6
Net income attributable to equity holders of the Bank	$547	$419	$326	$361	$(119)	$1,534
Average assets ($ billions)	$273	$122	$14	$254	$92	$755
Average liabilities ($ billions)	$191	$79	$18	$193	$230	$711

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($82) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the three months ended January 31, 2013
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,361	$1,200	$122	$217	$(129)	$2,771
Net fee and commission revenues	384	334	683	305	(45)	1,661
Net income from investments in associated corporations	9	132	56	-	(47)	150
Other operating income	1	90	104	427	(22)	600
Provision for credit losses	118	186	1	5	-	310
Operating expenses	861	976	570	406	-	2,813
Provision for income taxes	202	128	84	139	(119)	434
Net income	$574	$466	$310	$399	$(124)	$1,625
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	-	50	9	-	-	59
Capital instrument equity holders	-	-	-	-	7	7
Net income attributable to equity holders of the Bank	$574	$416	$301	$399	$(131)	$1,559
Average assets ($ billions)	$267	$115	$14	$240	$93	$729
Average liabilities ($ billions)	$185	$76	$17	$175	$234	$687

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($74) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the three months ended April 30, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,156	$1,137	$126	$203	$(141)	$2,481
Net fee and commission revenues	361	336	627	330	(77)	1,577
Net income from investments in associated corporations	-	109	54	-	(43)	120
Other operating income	-	81	98	377	(30)	526
Provision for credit losses	120	145	-	(1)	-	264
Operating expenses	771	926	525	365	(22)	2,565
Provision for income taxes	165	144	82	159	(135)	415
Net income	$461	$448	$298	$387	$(134)	$1,460
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	-	49	7	-	-	56
Capital instrument holders	-	-	-	-	13	13
Net income attributable to equity holders of the Bank	$461	$399	$291	$387	$(147)	$1,391
Average assets ($ billions)	$222	$112	$13	$211	$89	$647
Average liabilities ($ billions)	$148	$71	$16	$153	$224	$612

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($69) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the six months ended April 30, 2013
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$2,713	$2,448	$245	$429	$(280)	$5,555
Net fee and commission revenues	753	676	1,421	642	(95)	3,397
Net income from investments in associated corporations	9	259	110	-	(92)	286
Other operating income	26	221	203	779	(63)	1,166
Provision for credit losses	254	380	2	17	-	653
Operating expenses	1,730	2,005	1,161	802	(44)	5,654
Provision for income taxes	396	282	171	271	(249)	871
Net income	$1,121	$937	$645	$760	$(237)	$3,226
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	-	102	18	-	-	120
Capital instrument holders	-	-	-	-	13	13
Net income attributable to equity holders of the Bank	$1,121	$835	$627	$760	$(250)	$3,093
Average assets ($ billions)	$270	$118	$14	$247	$93	$742
Average liabilities ($ billions)	$188	$78	$17	$184	$232	$699

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($156) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the six months ended April 30, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$2,330	$2,140	$249	$373	$(236)	$4,856
Net fee and commission revenues	726	627	1,213	619	(108)	3,077
Net income from investments in associated corporations	1	177	107	-	(72)	213
Other operating income	9	170	195	763	42	1,179
Provision for credit losses	256	269	-	4	-	529
Operating expenses	1,539	1,771	1,020	755	(13)	5,072
Provision for income taxes	335	235	158	298	(198)	828
Net income	$936	$839	$586	$698	$(163)	$2,896
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	1	67	13	-	-	81
Capital instrument holders	-	-	-	-	26	26
Net income attributable to equity holders of the Bank	$935	$772	$573	$698	$(189)	$2,789
Average assets ($ billions)	$220	$107	$13	$209	$92	$641
Average liabilities ($ billions)	$148	$67	$15	$156	$221	$607

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($137), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

Canadian Banking

Q2 2013 vs Q2 2012
Canadian Banking reported net income attributable to equity holders of $547 million, an increase of $86 million or 19% from the same period last year, driven by the acquisition of ING Bank of Canada (ING DIRECT), strong organic asset growth and gains on investment securities. Return on economic equity decreased to 34.6% from 38.3% last year, mainly reflecting an increase in economic equity related to ING DIRECT.

Q2 2013 vs Q1 2013
Quarter over quarter, net income attributable to equity holders decreased $27 million or 5% primarily due to the impact of a shorter quarter and a higher provision for credit losses. Return on equity decreased to 34.6% from 36.3% last quarter.

Year-to-date Q2 2013 vs Year-to-date Q2 2012
Canadian Banking reported net income attributable to equity holders of $1,121 million, an increase of $186 million or 20% from the same period last year, driven by the acquisition of ING DIRECT, strong organic asset growth and gains on investment securities. Return on economic equity decreased to 35.5% from 38.6% last year, mainly reflecting an increase in economic equity related to ING DIRECT.

International Banking

Q2 2013 vs. Q2 2012
International Banking reported a solid quarter with net income attributable to equity holders of $419 million, an increase of $20 million or 5% from the same quarter last year. It was driven by strong loan growth in Latin America, higher gains on investment securities and a stronger contribution from associated corporations, partly offset by increased provisions for credit losses. Return on economic equity was 13.8% versus 12.4% in the same quarter last year.

Q2 2013 vs. Q1 2013
Net income attributable to equity holders increased $3 million or 1% over last quarter. Higher gains on investment securities were mainly offset by the impact of a tax benefit in Puerto Rico last quarter. Return on economic equity was 13.8%, in line with 13.9% last quarter.

Year-to-date Q2 2013 vs Year-to-date Q2 2012
Net income attributable to equity holders increased by $63 million or 8% to $835 million. This was driven by strong asset growth particularly in Latin America, acquisitions of Banco Colpatria in Colombia and Credito Familiar in Mexico, higher contributions from associated companies and gains on investment securities, partly offset by higher provisions for credit losses. Return on economic equity was 13.9% versus 12.5% last year.

Global Wealth Management

Q2 2013 vs Q2 2012
Global Wealth Management reported net income attributable to equity holders of $326 million this quarter, an increase of $35 million or 12% from the same quarter last year. Net income increased due to strong results from the wealth management and insurance businesses. Growth in wealth management was driven by higher assets under management (AUM) and assets under administration (AUA) from net sales and improved financial market conditions. There were also stronger results from global insurance. Return on equity was 18.5% compared to 15.0% last year.

Q2 2013 vs Q1 2013
Quarter over quarter, net income attributable to equity holders was up $25 million or 8% due mostly to higher brokerage revenues, increased mutual fund fees, and stronger international wealth and insurance revenues, partially offset by higher operating expenses.

Year-to-date Q2 2013 vs Year-to-date Q2 2012
On a year-to-date basis, net income attributable to equity holders increased by $54 million or 9% due to stronger results from both the wealth management and insurance businesses. Growth in wealth management was driven by higher AUM and AUA from net sales, and improved financial markets. Growth in insurance earnings was also strong. Return on economic equity was 17.8% compared to 14.5% for the same period last year.

Global Banking and Markets

Q2 2013 vs Q2 2012
Global Banking and Markets contributed solid results this quarter, reporting net income attributable to equity holders of $361 million. The year-over-year decrease of $26 million or 7%, was due to market-driven challenges in the commodities and precious metals businesses, along with lower underwriting and advisory fees. These were only partly offset by stronger results in the lending and fixed income businesses. Return on economic equity was 27.1% this quarter compared to 29.1% in the same period last year.

Q2 2013 vs Q1 2013
Net income attributable to equity holders decreased $38 million or 10% compared to the prior quarter, as capital markets activity moderated from the strong trend of the last few quarters. Challenging market conditions saw declines in the fixed income, commodities and precious metals businesses, partly offset by a stronger performance in the equities business. Provisions for credit losses were also somewhat higher. Return on economic equity decreased to 27.1% from 30.8%.

Year-to-date Q2 2013 vs Year-to-date Q2 2012
Global Banking and Markets reported strong net income attributable to equity holders of $760 million in the first half of the year. The increase of $62 million or 9% compared to the prior year was driven by stronger revenues in all of the lending businesses, as well as the fixed income and equities businesses, and lower taxes. Return on economic equity was 28.9% compared to 26.2% in the same period last year.

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $82 million in the second quarter, compared to $69 million in the same period last year and $74 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q2 2013 vs Q2 2012
The Other segment had a net loss attributable to equity holders of $119 million in the quarter, compared to a net loss of $147 million last year due partly to lower operating expenses this quarter. In addition, the prior year included an offset to revenues reported in other operating segments related to the underwriting of the Bank's common share issue.

Q2 2013 vs Q1 2013
The Other segment had a net loss attributable to equity holders of $119 million in the second quarter, compared to a net loss of $131 million in the prior quarter. The improvement was mainly from lower taxes and lower operating expenses.

Year-to-date Q2 2013 vs Year-to-date Q2 2012
The Other segment had a net loss attributable to equity holders of $250 million in the first half of the year, compared to a net loss of $189 million last year due primarily to the last year's after-tax gain of $94 million from the sale of a real estate asset, which was partially offset by lower operating expenses this year.

Shareholder Information

Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan
Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2013
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date

January 2	January 29

April 2	April 26

July 2	July 29

October 1	October 29

Annual Meeting date for fiscal 2013
The Annual Meeting for the fiscal year 2013 is scheduled for April 8, 2014, in Kelowna, British Columbia, Canada.

Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast
The quarterly results conference call will take place on May 28, 2013, at 2:00 pm EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 644-3414 or 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from May 29, 2013, to June 12, 2013, by calling (416) 640-1917 or 1-877-289-8525 and entering the identification code 4584493#. The archived audio webcast will be available on the Bank's website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 775-0798
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Media:
For media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.
Telephone: (416) 866-4826
Fax: (416) 866-4988
E-mail: corporate.communications@scotiabank.com

Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

Shareholders (continued):
Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

SOURCE: Scotiabank - Financial Releases

%CIK: 0000009631

For further information:

Peter Slan, Senior Vice President, Investor Relations, (416) 933-1273; Andrew Chornenky, Media Communications, (416) 866-4826

CO: Scotiabank - Financial Releases

CNW 07:30e 28-MAY-13